omi LIMITED

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 1 of 4 pages.

Occupational & Medical Innovations Limited
ABN 11 091 192 871
Unit 1/12 Booran Drive Slacks Creek Q 4127
PO Box 2150 Logan City DC Q 4114
Phone +61 7 3209 3099 Fax +61 7 3209 4765
Email info@omiltd.com Web www.omiltd.com

Thursday 29 April, 2004.

US Securities and Exchange Commission
Attn. Filing Desk
450 Fifth Street N.W.
Washington DC 20549
United States of America

04024993

SUPPL

Dear Sir/Madam,

Re: Items lodged with the Australian Stock Exchange

Please find enclosed the following documents that have recently been lodged with the Australian Stock Exchange.

ITEM	DATE LODGED	DESCRIPTION
1	23 April, 2004	Company Announcement: Quarterly Report- Additional Income Statement
2	27 April, 2004	Company Announcement: OMI Wins Second Consecutive Australian Design Award

Should you require any additional information, please do not hesitate to contact me.

Yours faithfully,

BEN GRAHAM
Office Manager.

PROCESSED
MAY 18 2004
THOMSON FINANCIAL

Occupational & Medical
Innovations Limited
A.B.N. 11 091 192 871

LIMITED

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

27 April 2004

OMI WINS SECOND CONSECUTIVE AUSTRALIAN DESIGN AWARD

Occupational and Medical Innovations Ltd ("OMI"), is pleased to announce that its range of retractable safety syringes has been honoured with an Australian Design Award at the 2004 Australian Design Awards Ceremony held in Sydney on 23 April 2004.

The innovative but practical nature of the syringe design was further honoured by inclusion in the 2004 Powerhouse Museum Selection and will be publicly exhibited in the museum's Success & Innovation Hall for the next twelve months.

With its Needle Free Access Valve also short-listed for the accolade and its retractable safety scalpel the recipient of the 2003 Australian Design Award, OMI has now been formally acknowledged as a serial innovator in the field of medical device technology.

Recognised by the Commonwealth Government for its important role in promoting Australian design nationally and internationally, the Australian Design Awards ("ADA") is Australia's only national design awards program. Since its inception in 1977 the ADA has enjoyed an exceptional track record in recognising some of Australia's most successfully commercial inventions including the Hills Hoist, the Victa Lawn Mower, the first Holden Ute and the Winged Keel.

This year a record number of submissions from some of Australia's biggest names in industrial and engineering design were exhibited and judged before an esteemed panel of internationally renowned designers from Australia, South Africa and the Netherlands.

Among the 13 products vying with OMI for the Australian Design Award in the Medical/Scientific category were Cochlear's AOS Insertion Tool, Ventracor's artificial heart and Resmed's new flow generator. Unitract's retractable syringe was also submitted for consideration, but failed to reach a finalist berth.

Mr Bruce Kiehne, OMI founder and the inventor of OMI's retractable safety syringe, said the Company was honoured to be in such esteemed company.

"To win two years in a row is beyond our wildest dreams. The team and I are rapt. Making the final judging in a field like this is amazing but to win is just incredible."

"We'd just like to thank everyone who've kept the faith and permitted us the freedom to create practical products that health professionals will prefer to use" Mr Kiehne said.

KEITH TASKE

Occupational & Medical Innovations Limited
A.B.N. 11 091 192 871

Rule 12g3 - 2b exemption
File No.: **82 - 5174**
Page No. 3 of 4 pages.

Unit 1, 12 Booran Drive
SLACKS CREEK QLD 4127

PO Box 2150
LOGAN CITY BC QLD 4114

Ph: 07 3451 7000 Fax: 07 3209 4765

23 April 2004

Quarterly Report- Additional Income Statement

Occupational & Medical Innovations Limited (OMI) would like inform the market of income receipts further to the issue of the Appendix 4C for the March quarter, 2004.

Subsequent to March 30, OMI has received a total of $197,000 from sales of its Safety Scalpel during for the period ending March 2004. Sales of the Safety Scalpel to date in April in both Australia & the USA total a further $106,000. In addition, OMI has a $360,000 R & D Concession payment pending.

OMI's award winning Safety Scalpel is distributed throughout the lucrative North American market by the American Safety Razor Company (ASR) under its Personna Medical brand. Under it agreement with OMI, ASR had guaranteed minimum sales of USD$4 Million over 5 years.

OMI Joint Chief Executive Officer Mr Keith Taske is pleased with the initial sales outcome.

" Our American Scalpel distributor, American Safety Razor Company, initially only guaranteed sales of USD$100,000 in their first year. To exceed that annual figure in just the first month of sales is an outstanding success" said Mr. Taske.

ASR's second order is currently in production and OMI have received forecasted orders for the coming months which show continued sales growth throughout North America.

The OMI Safety Scalpel is also being distributed throughout Australia & New Zealand by Device Technologies Australia Pty Ltd (DTA). The first shipment of OMI Scalpels for the Australian market were received by DTA in early April, with a second order set for delivery in the coming week.

The coming weeks will also see revenue generated from the sale of OMI's Retractable Syringe. Initial sales are promising and will increase significantly with the commencement of full production of the 1ml, 3ml, 5ml & 10ml syringes. OMI signed a

distribution agreement with the Terumo Corporation Australia Branch for the exclusive distribution of the OMI Retractable Syringe throughout Australia, New Zealand & the Pacific Islands. Terumo are the world second largest supplier of syringes.

" These initial sales have exceeded our expectations and with the syringe expected to come online over the coming weeks and with new markets being penetrated, we can expect to see continuing revenue growth in the future." Mr Taske said.

KEITH TASKE
Joint Chief Executive Officer